Delisting Determination, The Nasdaq Stock Market, LLC, May 23, 2025,
IX Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of IX Acquisition Corp. effective at the opening of the trading session on June 16, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on October 7, 2024. On October 14, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On December 10, 2024, the Company withdrew its right to appeal and the scheduled hearing was cancelled. The Company securities were suspended on October 15, 2024. The Staff determination to delist the Company securities became final on January 24, 2025.